Exhibit 99.1

INFLARX N.V.

UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS – MARCH 31, 2025

These unaudited condensed financial statements are consolidated financial statements for the group consisting of InflaRx N.V. and its wholly-owned subsidiaries InflaRx GmbH, Jena, Germany, and InflaRx Pharmaceuticals Inc., Ann Arbor, Michigan, United States (together, the “Group”). The financial statements are presented in euros (€).

InflaRx N.V. is a company limited by shares, incorporated and domiciled in Amsterdam, The Netherlands.
Its registered office and principal place of business is in Germany, Jena, Winzerlaer Str. 2

Index to unaudited condensed consolidated financial statements for the three months ended March 31, 2025

Unaudited condensed consolidated statements of operations and comprehensive loss for the three months ended March 31, 2025 and 2024	F-3
Unaudited condensed consolidated statements of financial position as of March 31, 2025 and December 31, 2024	F-4
Unaudited condensed consolidated statements of changes in shareholders’ equity for the three months ended March 31, 2025 and 2024	F-5
Unaudited condensed consolidated statements of cash flows for the three months ended March 31, 2025 and 2024	F-6
Notes to the unaudited condensed consolidated financial statements	F-7
1. Summary of significant accounting policies and other disclosures	F-7
a) Reporting entity and the Group’s structure	F-7
b) Basis of preparation	F-7
2. Revenues	F-8
3. Cost of sales	F-8
4. Sales and marketing expenses	F-8
5. Research and development expenses	F-8
6. General and administrative expenses	F-9
7. Other income	F-9
8. Net financial result	F-9
9. Inventory	F-9
10. Other assets	F-10
11. Tax receivables	F-10
12. Financial assets and financial liabilities	F-10
13. Trade and other payables	F-11
14. Cash and cash equivalents	F-12
15. Equity	F-12
16. Share-based payments	F-12
c) Equity settled share-based payment arrangements	F-12
d) Share-based payment expense recognized	F-13
e) Share options exercised	F-14
17. Protective foundation	F-14

InflaRx N.V. and subsidiaries

Unaudited condensed consolidated statements of operations and comprehensive loss for the three months ended March 31, 2025 and 2024

		For the three months ended March 31,
	Note	2025 (unaudited)	2024 (unaudited)
		(in €, except for share data)
Revenues	2	—	36,037
Cost of sales	3	(9,291)	(220,521)
Gross profit (loss)		(9,291)	(184,484)
Sales and marketing expenses	4	(1,457,978)	(1,459,539)
Research and development expenses	5	(7,016,336)	(7,301,810)
General and administrative expenses	6	(5,062,605)	(3,579,150)
Other income	7	541,098	36,323
Other expenses		(26)	(30)
Operating result		(13,005,139)	(12,488,690)
Finance income	8	493,764	908,426
Finance expenses	8	(4,086)	(4,632)
Foreign exchange result	8	(1,908,829)	1,824,375
Other financial result	8	6,110,264	103,285
Income taxes		—	—
Income (loss) for the period		(8,314,027)	(9,657,236)
Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign currency		(150,667)	(25,538)
Total comprehensive income (loss)		(8,464,694)	(9,682,774)

Share information
Weighted average number of shares outstanding		63,312,911	58,883,272
Income (loss) per share (basic/diluted)		(0.13)	(0.17)

The accompanying notes are an integral part of these condensed consolidated financial statements.

InflaRx N.V. and subsidiaries

Unaudited condensed consolidated statements of financial position as of March 31, 2025 and December 31, 2024

	Note	March 31, 2025 (unaudited)	December 31, 2024
		(in €)
ASSETS
Non-current assets
Property and equipment		246,577	256,280
Right-of-use assets		659,107	758,368
Intangible assets		54,136	50,781
Other assets	10	190,974	204,233
Financial assets	12	237,711	3,092,290
Total non-current assets		1,388,505	4,361,952
Current assets
Inventories	9	6,895,371	6,897,666
Current other assets	10	5,548,032	5,103,402
Other assets from government grants and research allowance	10	5,614,632	5,081,772
Tax receivable	11	1,693,150	1,735,335
Other financial assets	12	18,573,783	34,462,352
Cash and cash equivalents	14	47,286,630	18,375,979
Total current assets		85,611,597	71,656,505
TOTAL ASSETS		87,000,103	76,018,457

EQUITY AND LIABILITIES
Equity
Issued capital	15	8,129,656	7,122,205
Share premium		348,956,590	334,929,685
Other capital reserves		46,595,867	44,115,861
Accumulated deficit		(340,506,248)	(332,192,221)
Other components of equity		7,289,843	7,440,510
Total equity		70,465,707	61,416,039
Non-current liabilities
Lease liabilities		295,444	399,066
Other liabilities	13	36,877	36,877
Total non-current liabilities		332,321	435,943
Current liabilities
Trade and other payables	12	8,366,404	11,394,232
Lease liabilities		407,184	406,020
Employee benefits		714,489	2,064,678
Liabilities to warrant holders		6,366,158	—
Other liabilities	13	347,839	301,544
Total current liabilities		16,202,075	14,166,475
Total liabilities		16,534,396	14,602,417
TOTAL EQUITY AND LIABILITIES		87,000,103	76,018,457

The accompanying notes are an integral part of these condensed consolidated financial statements.

InflaRx N.V. and subsidiaries

Unaudited condensed consolidated statements of changes in shareholders’ equity for the three months ended March 31, 2025 and 2024

(in €, except for share data)	Note	Shares outstanding	Issued capital	Share premium	Other capital reserves	Accumulated deficit	Other compo- nents of equity	Total equity

Balance as of January 1, 2025		59,351,710	7,122,205	334,929,685	44,115,861	(332,192,221)	7,440,510	61,416,039
Loss for the period		—	—	—	—	(8,314,027)	—	(8,314,027)
Exchange differences on translation of foreign currency		—	—	—	—	—	(150,667)	(150,667)
Total comprehensive loss		—	—	—	—	(8,314,027)	(150,667)	(8,464,694)
Issuance of ordinary shares		8,395,420	1,007,450	15,136,235	—	—	—	16,143,687
Transaction costs for ordinary shares		—	—	(1,109,330)	—	—	—	(1,109,330)
Equity-settled share-based payments	16	—	—	—	2,480,006	—	—	2,480,006
Balance as of March 31, 2025*		67,747,130	8,129,656	348,956,590	46,595,867	(340,506,248)	7,289,843	70,465,708

Balance as of January 1, 2024		58,883,272	7,065,993	334,211,338	40,050,053	(286,127,819)	7,382,166	102,581,730
Loss for the period		—	—	—	—	(9,657,236)	—	(9,657,236)
Exchange differences on translation of foreign currency		—	—	—	—	—	(25,538)	(25,538)
Total comprehensive loss		—	—	—	—	(9,657,236)	(25,538)	(9,682,774)
Equity-settled share-based payments	16	—	—	—	1,860,701	—	—	1,860,701
Balance as of March 31, 2024		58,883,272	7,065,993	334,211,338	41,910,754	(295,785,055)	7,356,629	94,759,658
*unaudited

The accompanying notes are an integral part of these condensed consolidated financial statements.

InflaRx N.V. and subsidiaries

Unaudited condensed consolidated statements of cash flows for the three months ended March 31, 2025 and 2024

		For the three months ended March 31,
	Note	2025 (unaudited)	2024 (unaudited)
		(in €)
Operating activities
Loss for the period		(8,314,027)	(9,657,236)
Adjustments for:
Depreciation & amortization of property and equipment, right-of-use assets and intangible assets		113,801	123,949
Net finance income	8	(4,691,112)	(2,831,454)
Share-based payment expense	16	2,480,006	1,860,701
Net foreign exchange differences and other adjustments		972,608	(119,126)
Changes in:
Other assets from government grants and research allowances		(532,860)	—
Other assets and trade receivables	10	(389,188)	(161,789)
Employee benefits		(1,350,189)	(972,159)
Other liabilities	13	46,295	62,417
Trade and other payables	13	(3,027,828)	(4,366,605)
Inventories	9	2,295	319,162
Interest received	10	678,717	875,990
Interest paid	10	(4,191)	(2,214)
Net cash used in operating activities		(14,015,672)	(14,868,364)
Investing activities
Purchase of intangible assets, property and equipment		(10,446)	(16,069)
Purchase of current financial assets		—	(3,566,235)
Proceeds from the maturity of financial assets		17,666,078	30,527,108
Net cash from / (used in) investing activities		17,655,632	26,944,804
Financing activities
Proceeds from issuance of ordinary shares		16,143,686	—
Transaction costs from issuance of ordinary shares and pre-funded warrants		(1,949,998)	—
Proceeds from pre-funded warrants		12,915,909	—
Repayment of lease liabilities		(100,097)	(85,706)
Net cash from / (used in) financing activities		27,009,268	(85,706)
Net in-/ decrease in cash and cash equivalents		30,649,459	11,990,733
Effect of exchange rate changes on cash and cash equivalents		(1,738,808)	344,381
Cash and cash equivalents at beginning of period		18,375,979	12,767,943
Cash and cash equivalents at end of period	14	47,286,630	25,103,058

The accompanying notes are an integral part of these condensed consolidated financial statements.

InflaRx N.V. and subsidiaries

Notes to the unaudited condensed consolidated financial statements

1.	Summary of significant accounting policies and other disclosures

a)	Reporting entity and the Group’s structure

InflaRx N.V. (the “Company” or “InflaRx”) is a Dutch public company with limited liability (naamloze vennootschap) with its corporate seat in Amsterdam, the Netherlands, and is registered in the Commercial Register of the Netherlands Chamber of Commerce Business Register under CCI number 68904312. The Company’s registered office is at Winzerlaer Straße 2 in 07745 Jena, Germany. Since November 10, 2017, InflaRx N.V.’s ordinary shares have been listed on the Nasdaq Global Select Market under the symbol IFRX.

InflaRx is a biopharmaceutical company pioneering anti-inflammatory therapeutics targeting the complement system by focusing on applying its proprietary anti-C5a and C5aR technologies to discover, develop and commercialize first-in-class, potent and specific inhibitors of the complement activation factor known as C5a and its receptor C5aR. On April 4, 2023, the U.S. Food and Drug Administration, or “FDA” issued an Emergency Use Authorization, or “EUA” for GOHIBIC (vilobelimab), for the treatment of COVID-19 in critically ill, invasively mechanically ventilated hospitalized adults. In January 2025, the European Commission, or “EC” granted marketing authorization under exceptional circumstances for GOHIBIC (vilobelimab) for the treatment of adult patients with SARS-CoV-2-induced acute respiratory distress syndrome, or “ARDS” who are receiving systemic corticosteroids as part of standard of care and receiving invasive mechanical ventilation with or without extracorporeal membrane oxygenation. These consolidated financial statements of InflaRx comprise the Group.

b)	Basis of preparation

These interim condensed consolidated financial statements for the three-month reporting period ended March 31, 2025, and 2024 have been prepared in accordance with IAS 34 Interim Financial Reporting. These condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements. Accordingly, this report is to be read in conjunction with the financial statements in the Company’s Annual Report for the year ended December 31, 2024 on Form 20–F.

The interim condensed consolidated financial statements were authorized for issue by the board of directors of the Company (the “Board of Directors”) on May 6, 2025.

The financial statements are presented in euros (€). The euro is the functional currency of InflaRx N.V. and InflaRx GmbH. The functional currency of InflaRx Pharmaceuticals Inc. is the U.S. dollar.

All financial information presented in euros have been rounded to the nearest euro. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them or may deviate from other tables.

The accounting policies adopted are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2024, except for the adoption of new standards effective as of January 1, 2025, as set out below. The Group has not adopted any other standard, interpretation or amendment that has been issued but is not yet effective early.

The following amendments were adopted effective January 1, 2025, and do not have a material impact on the consolidated financial statements of the Group:

•	Amendments to IAS 21 Effects of Changes in Foreign Exchange Rates: Lack of exchangeability

The following standards issued will be adopted in a future period, and the potential impact, if any, they will have on the Group’s consolidated financial statements is being assessed:

•	Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures, Classification and Measurement of Financial Instruments

•	Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures, Contracts Referencing Nature-dependent Electricity

•	IFRS 18 Presentation and Disclosure in Financial Statements

c)	Pre-funded warrants issued in February 2025

Pre-funded warrants are largely paid upfront and are classified as a liability in “liabilities to warrant holders” in the statements of financial position due to the settlement provisions failing to meet the 'fixed for fixed' requirement in paragraph 16(b)(ii) of IAS 32. The pre-funded warrants are valued at their fair value with any resulting change in fair value recognized in “Other financial result” within the statements of operations and comprehensive loss. The pre-funded warrants can be exercised for ordinary shares upon a cashless exercise in accordance with the terms of the pre-funded warrant. These warrants are exercisable at any time without limitation. The fair value of pre-funded warrants is determined using a Black-Scholes valuation model and approximates the value of the underlying ordinary shares at the time of their valuation. Please also refer to notes 12 and 15 for additional information.

2.	Revenues

	For the three months ended March 31,
	2025 (unaudited)	2024 (unaudited)
		(in €)
Revenues	—	36,037
Total	—	36,037

For the three months ended March 31, 2025 and 2024, the Company realized revenues from product sales of GOHIBIC (vilobelimab) in the amount of €0 thousand and €36 thousand, respectively.

Revenues reported are sales to end customers (hospitals). Sales to distributors do not constitute revenue for the Company under IFRS 15. All revenues are attributed to sales made in the United States.

3.	Cost of sales

	For the three months ended March 31,
	2025 (unaudited)	2024 (unaudited)
		(in €)
Cost of sales	9,291	220,521
Total	9,291	220,521

For the three months ended March 31, 2025 and 2024, the Company’s cost of sales amounted to €9 thousand and €221 thousand, respectively. Cost of sales mainly consist of write-downs of inventories that will expire prior to their expected sales.

4.	Sales and marketing expenses

During the three months ended March 31, 2025, the Group incurred €1.5 million (2024: €1.5 million) of sales and marketing expenses in the United States. These expenses are mainly composed of €0.6 million (2024: €0.3 million) in personnel costs and €0.2 million (2024: €0.7 million) in external services for distribution and €0.2 million (2024: €0.7 million) in marketing expenses of GOHIBIC (vilobelimab).

5.	Research and development expenses

During the three months ended March 31, 2025, the Group incurred €7.0 million (2024: €7.3 million) of research and development expenses. These expenses are mainly composed of €2.7 million (2024: €2.4 million) in personnel costs and €4.0 million (2024: €4.1 million) in external services for the Group’s research and development projects.

6.	General and administrative expenses

During the three months ended March 31, 2025, the Group incurred €5.1 million (2024: €3.6 million) of general and administration expenses. These expenses are mainly composed of €2.6 million (2024: €2.0 million) in personnel costs, €1.0 million (2024: €0.6 million) in legal, consulting and audit fees, €1.5 million (2024: €1.0 million) in other general and administrative expenses.

7.	Other income

Other income for the three months ended March 31, 2025 amounted to €541.1 thousand (2024: €36.3 thousand), related to eligible expenses incurred from research allowances during the period. During the first three months ended March 31, 2024, the Group has not recorded other income from research allowances.

8.	Net financial result

	For the three months ended March 31,
	2025 (unaudited)	2024 (unaudited)
		(in €)

Interest income	493,764	908,426
Interest expenses	(443)	(439)
Interest on lease liabilities	(3,643)	(4,193)
Financial result	489,678	903,794

Foreign exchange income	1,229,009	2,049,582
Foreign exchange expense	(3,137,838)	(225,207)
Foreign exchange result	(1,908,829)	1,824,375
Result of expected credit loss adjustment on marketable securities	—	103,285
Result from the revaluation of pre-funded warrants at fair value	6,110,264	—
Other financial result	6,110,264	103,285
Net financial result	4,691,112	2,831,454

Net financial result increased by €1.9 million to a gain of €4.7 million for the three months ended March 31, 2025 from a gain of €2.8 million for the three months ended March 31, 2024. This increase is mainly attributable to the fair value revaluation of pre-funded warrants issued in February 2025 in the amount of €6.1 million, and is partly offset by a decrease of the foreign exchange result by €3.7 million due to the weakening of the U.S. dollar and by a decrease of the financial result by €0.4 million due to lower interest income on marketable securities, in each case, compared to the three months ended March 31, 2024.

9.	Inventory

	As of March 31, 2025 (unaudited)	As of December 31, 2024
	(in €)

Raw material and supplies	82,087	82,087
Unfinished goods	6,758,952	6,758,952
Finished goods	54,332	56,627
Total	6,895,371	6,897,666

As of March 31, 2025, inventory is nearly unchanged compared to December 31, 2024

10.	Other assets

	As of March 31, 2025 (unaudited)	As of December 31, 2024
	(in €)
Non-current other assets
Prepaid expenses	190,974	204,233
Total	190,974	204,233
Current other assets
Prepayments on research & development projects	4,290,839	4,628,878
Prepaid expenses	1,162,012	354,948
Others	95,181	119,576
Total	5,548,032	5,103,402
Total other assets	5,739,006	5,307,635

Other assets from research allowances
Current other assets from research allowances	5,614,632	5,081,772
Other assets from research allowances	5,614,632	5,081,772

As of March 31, 2025, prepayments on research and development projects amounted to €4.3 million compared to €4.6 million as of December 31, 2024, and consist of prepayments on CRO and CDMO contracts.

Prepaid expenses consist mainly of prepaid D&O insurance expense for the year 2025, which will be recognized into general and administrative expenses pro rata over the year.

As of March 31, 2025, other assets from research allowances were €5.6 million compared to €5.1 million as of December 31, 2024, which represent reimbursements the Company qualifies for under the German Research Allowance Act. The increase is due to additional receivables recognized for eligible expenses incurred in the three months ended March 31, 2025.

11.	Tax receivables

As of March 31, 2025, tax receivables amounted to €1.7 million compared to €1.7 million as of December 31, 2024.

12.	Financial assets and financial liabilities

Set out below is an overview of financial assets and liabilities, other than cash and cash equivalents, held by the Group as of March 31, 2025 and December 31, 2024:

	As of March 31, 2025 (unaudited)	As of December 31, 2024
	(in €)
Financial assets at amortized cost
Non-current financial assets	237,711	3,092,290
Thereof marketable securities	—	2,854,405
Current financial assets	18,573,783	34,462,352
Thereof marketable securities	18,390,455	33,969,390
Financial liabilities at amortized cost
Trade and other payables	8,538,238	11,549,150

Financial liabilities at fair value
Liabilities to warrant holders	6,366,158	—

In February 2025, the Company issued 6,750,000 pre-funded warrants to certain investors in the context of a public offering of securities. As of March 31, 2025, the fair value of the warrants amounted to €6.4 million.

As of March 31, 2025, the fair value of current and non-current financial assets (primarily quoted debt securities) amounted to €18.8 million (as of December 31, 2024 €37.6 million) (Level 1). The Group’s debt instruments at amortized cost consist solely of quoted securities that are graded highly by credit rating agencies such as S&P Global and, therefore, are considered low credit risk investments.

As of March 31, 2025, current and non-current financial assets decreased by €18.7 million to €18.8 million compared to €37.6 million of December 31, 2024. The decrease is mainly due to the maturity of financial assets, and their subsequent reinvestment into interest bearing bank deposits, which are accounted for as part of cash and cash equivalents.

As of March 31, 2025, trade and other payables decreased by €3.0 million to €8.5 million compared to €11.5 million as of December 31, 2024. As of December 31, 2024 the Company temporarily had higher trade payables from CDMO’s, that arose in connection with the manufacturing of commercial products.

13.	Trade and other payables

	As of March 31, 2025 (unaudited)	As of December 31, 2024
	(in €)

Accrued liabilities from R&D projects	5,486,874	6,609,925
Accrued liabilities from commercial activities	132,600	69,250
Accounts payable	1,414,098	3,413,064
Other accrued liabilities and payables	1,680,671	1,603,538
Total	8,714,243	11,695,777

Accrued liabilities from R&D projects include third party services from the Company’s ongoing R&D projects that have not yet been invoiced to the Company as of the reporting date.

14.	Cash and cash equivalents

	As of March 31, 2025 (unaudited)	As of December 31, 2024
	(in €)
Short-term deposits
Deposits held in U.S. dollars	39,480,125	13,408,478
Deposits held in euros	800,000	700,000
Total	40,280,125	14,108,478
Cash at banks
Cash held in U.S. dollars	6,406,362	2,805,655
Cash held in euros	600,144	1,461,847
Total	7,006,506	4,267,501
Total cash and cash equivalents	47,286,630	18,375,979

As of March 31, 2025, cash and cash equivalents increased by €28.9 million to €47.3 million compared to €18.4 million as of December 31, 2024. The increase is mainly due to a public offering in February 2025 with net proceeds in the amount of €26.8 million ($28.0 million). Certain financial assets having reached their maturity, and the subsequent reinvestment into interest bearing bank deposits, which are classified as cash and cash equivalents.

15.	Equity

On June 30, 2023, the Company filed a Form F-3, or the 2023-Registration Statement, with the Securities Exchange Commission, or the SEC, with respect to the offer and sale of securities of the Company, which became effective on July 11, 2023. The aggregate initial offering price of the securities that the Company may offer and sell under this prospectus will not exceed $250.0 million. In June 2024, the Company subsequently filed a prospectus supplement with the SEC relating to an at-the-market program providing for the sale of up to $75.0 million of our ordinary shares over time pursuant a sales agreement with Leerink Partners LLC, or the Sales Agreement.

In the three months ended March 31, 2025, we issued 145,420 ordinary shares under our ATM program, resulting in $353 thousand in net proceeds. Following this issuance under the ATM program, the remaining value authorized for sale under the ATM program is $73.6 million.

In February 2025, the Company completed an underwritten public offering of 8,250,000 ordinary shares at a public offering price of $2.00 per ordinary share and, in lieu of ordinary shares to certain investors, pre-funded warrants to purchase 6,750,000 ordinary shares. The public offering price for each pre-funded warrant was equal to the price per share at which the ordinary shares were sold to the public, minus $0.001, which is the exercise price of each pre-funded warrant. The warrants are only exercisable by cashless exercise; the amount of ordinary shares to be received upon cashless exercise of such warrants is dependent on the Company’s market share price at the time of exercise. The net proceeds from the offering were €26.8 million ($28.0 million). The warrants have an indefinite expiration and are fully or partly exercisable at any time.

16.	Share-based payments

a)	Equity settled share-based payment arrangements

InflaRx GmbH granted options under the 2012 Stock Option Plan. Those InflaRx GmbH options were converted into options for ordinary shares of InflaRx N.V. at the time of its IPO in November 2017:

Number of share options	2025	2024
Outstanding as of January 1,	148,433	148,433
Exercised during the three months ended March 31	—	—
Outstanding as of March 31,	148,433	148,433
thereof vested / exercisable	148,433	148,433

Under the terms and conditions of the 2015 Stock Option Plan, InflaRx GmbH granted rights to subscribe for InflaRx GmbH’s ordinary shares to directors, senior management, and key employees. Those InflaRx GmbH options were converted into options for ordinary shares of InflaRx N.V. at the time of its IPO in November 2017:

Number of share options	2025	2024
Outstanding as of January 1,	888,632	888,632
Exercised during the three months ended March 31	—	—
Outstanding as of March 31,	888,632	888,632
thereof vested / exercisable	888,632	888,632

InflaRx also granted share options under the 2017 Long-Term Incentive Plan, or 2017 LTIP, subsequently to its IPO in November 2017. Certain stock options granted between 2017 and 2020 were issued with an eight-year option term and during the three months ended March 31, 2025, were extended to an option term of ten years. The total number of share options granted during the three months ended March 31, 2025 under the 2017 LTIP was as follows:

Number of share options	2025	2024
Outstanding as of January 1,	8,905,446	6,584,946
Granted during the three months ended March 31,	2,452,000	2,275,000
Exercised during the three months ended March 31,	—	—
Forfeited during the three months ended March 31,	(110,500)	(7,000)
Outstanding as of March 31,	11,246,946	8,852,946
thereof vested / exercisable	8,772,946	5,986,946

The number of share options granted during the three months ended March 31, 2025 under the 2017 LTIP was as follows:

Share options granted 2025	Number	Fair value per option	FX rate as of grant date	Fair value per option	Share price at grant date / Exercise price	Expected volatility	Expected life (midpoint based)	Risk-free rate (interpola ted, U.S. sovereign strips curve)

January 03	2,452,000	$1.86	0.971	€1.81	$2.41	0.97	5.50	4.435%
	2,452,000

Of the 2,452,000 options granted in the three months ended March 31, 2025 (ended March 31, 2024: 2,275,000), 1,700,000 options (March 31, 2024: 1,615,000) were granted to members of the executive management or Board of Directors.

Expected dividends are nil for all share options listed above.

b)	Share-based payment expense recognized

For the three months ended March 31, 2025, the Company has recognized €2.5 million (2024: €1.8 million) of share-based payment expense in the statements of operations and comprehensive loss including €356 thousand (ended March 31, 2024: nil) for the extension of option for the eight year option terms to ten years.

None of the share-based payment awards were dilutive in determining earnings per share due to the Group’s loss position.

c)	Share options exercised

During the three months ended March 31, 2025, no shares (2024: nil) were issued upon the exercise of share options, resulting in no proceeds to the Company (ended March 31, 2024: nil).

17.	Protective foundation

According to the articles of association of the Company, up to 147,200,000 ordinary shares and up to 147,200,000 preferred shares with a nominal value of €0.12 per share are authorized to be issued. All shares are registered shares. No share certificates shall be issued.

In order to deter acquisition bids, the Company’s general meeting of shareholders approved the right of an independent foundation under Dutch law, or protective foundation, to exercise a call option pursuant to the call option agreement, upon which preferred shares will be issued by the Company to the protective foundation of up to 100% of the Company’s issued capital held by others than the protective foundation, minus one share. The protective foundation is expected to enter into a finance arrangement with a bank or, subject to applicable restrictions under Dutch law, the protective foundation may request the Company to provide, or cause the Company’s subsidiaries to provide, sufficient funding to the protective foundation to enable it to satisfy its payment obligation under the call option agreement.

These preferred shares will have both a liquidation and dividend preference over the Company’s ordinary shares and will accrue cash dividends at a pre-determined rate. The protective foundation would be expected to require the Company to cancel its preferred shares once the perceived threat to the Company and its stakeholders has been removed or sufficiently mitigated or neutralized. The Company believes that the call option does not represent a significant fair value based on a level 3 valuation since the preferred shares are restricted in use and can be cancelled by the Company.

During the three months ended March 31, 2025, the Company expensed €15 thousand (2024: €13 thousand) of ongoing costs to reimburse expenses incurred by the protective foundation.